Tongjitang Chinese Medicines Company Announces Extraordinary General Meeting of Shareholders

SHENZHEN, China, February 25, 2011 –Tongjitang Chinese Medicines Company (“Tongjitang” or the “Company”; NYSE: TCM), announced that it has called an extraordinary general meeting of shareholders (the “EGM”), to be held at 10:00 a.m. (China time) on Thursday, March 31, 2011, at the Company's offices at 5th Floor, Block B, Nanshan Medical Device Park, 1019 Nanhai Avenue, Nanshan District, Shenzhen, 518067 Guangdong Province, the People’s Republic of China, to consider and vote on the proposal to adopt the previously disclosed Agreement and Plan of Merger, dated as of October 29, 2010, as amended on February 21, 2011 (the “Merger Agreement”), among Tongjitang, Hanmax Investment Limited (“Hanmax”), Fosun Industrial Co., Limited (“Fosun”), and Tonsun International Company Limited ("Merger Sub"), a company owned by Hanmax and Fosun, pursuant to which Merger Sub will be merged with and into Tongjitang with Tongjitang being the surviving corporation. If the merger is completed, Tongjitang will continue its operations as a privately-held company owned solely by Hanmax and Fosun.  Shareholders of record as of the close of business on Thursday, March 17, 2011 will be entitled to vote at the EGM. The record date for ADS holders is February 23, 2011. Additional information regarding the EGM and the Merger Agreement can be found in the Transaction Statement on Schedule 13E-3, and the proxy statement attached as Exhibit 99(a)(1) thereto, filed with the Securities and Exchange Commission ("SEC"), which can be obtained free of charge through the SEC’s website – www.sec.gov.

About Tongjitang Chinese Medicines Company

Tongjitang Chinese Medicines Company, through its operating subsidiaries Guizhou Tongjitang Pharmaceutical Co., Ltd., Guizhou Long-Life Pharmaceutical Company Limited, Qinghai Pulante Pharmaceutical Co., Ltd. and Anhui Jingfang Pharmaceutical Co., Ltd., is a vertically integrated specialty pharmaceutical company focused on the development, manufacturing, marketing and selling of modernized traditional Chinese medicine in China. Tongjitang’s principal executive offices are located in Shenzhen, China.

Tongjitang’s flagship product, Xianling Gubao, is the leading traditional Chinese medicine for the treatment of osteoporosis in China as measured by sales in Renminbi.  In addition to Xianling Gubao, the Company manufactures and markets 35 other modernized traditional Chinese medicine products and 36 western medicines. Please visit www.tongjitang.com for more information.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements.  These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry.  Information regarding these risks, uncertainties and other factors is included in the Company’s most recent annual report on Form 20-F and other filings with the SEC. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

CONTACT

ICR, Inc.
Christine Duan or Ashley M. Ammon
203-682-8200 (Investor Relations)